UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated March 26, 2008.

2.

News Release dated March 31, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: March 31, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

March 26, 2008

Dejour Appoints Harrison F. Blacker to Head US Oil & Gas Operations Team

Vancouver BC, March 26, 2008: Dejour Enterprises Ltd. reports Mr. Harrison F. Blacker has joined the Dejour team and will initially hold the position as President and COO, Dejour Energy, USA Inc., the wholly owned US subsidiary of Dejour Enterprises Ltd. (Dejour). Dejour also welcomes Mr. Blacker to its Board of Directors.

Mr. Blacker is an accomplished senior executive with over 30 years of expertise managing oil and gas operations with major corporations in the United States, South America, China and the Middle East. Most recently Mr. Blacker was CEO of China Oman Energy Company, a joint venture between Oman Oil Company, IPIC and China Gas Holdings, importing and distributing LNG and LPG from the Middle East into China. His resume features six years as VP Business Development and Senior Investment Advisor with Oman Oil Company where he led a turnaround that resulted in achieving significant profitability.

Earlier, with 24 years of operations experience with Atlantic Richfield Corporation (ARCO), his positions included Portfolio Manager, Latin American Business Unit and as the General Manager/ President of ARCO Venezuela Energy, where he developed and managed a multi-billion dollar heavy oil development project and several other large multi million dollar development projects based in Venezuela, positioning it as the fastest growing entity in ARCO at that time.

Mr. Blacker began his career with Amoco Production Company working in offshore construction and field operations in the Gulf of Mexico.  His qualifications include a Mechanical Engineering, M.Sc, Mechanical Engineering, B.Sc., Engineering Science and Mechanics, B.Sc. from the University of Florida.

Robert L. Hodgkinson, Chairman & CEO states “Mr. Blacker’s leadership and results based approach will have significant value as Dejour develops and executes its Colorado and Utah plan of operations. We are extremely pleased to have such a talented and successful executive join our company and share our vision. With a strong aptitude in organizational, financial and technical matters, combined with extensive oil and gas operating and management experience, Mr. Blacker’s new role is critical in developing and profiting from the multiple opportunities available to Dejour in its US operations”.

Mr. Blacker will reside in Denver, assume this position April 1, 2008, and work closely with Dejour Enterprises COO Doug Cannaday (also located in Denver) to maximize the value of Dejour’s US oil & gas land and operations.

Referring to the Dejour USA vision, Mr. Blacker commented “I am very excited about the opportunities here for Dejour USA.  We are confident that domestic demand for natural gas will grow over the medium and long term.  We see the LNG market in transition towards a higher priced market with limited supply available to US importers.  Spot and term LNG prices in Asia are hovering near $15/MMBTU and demand continues to grow, drawing low priced LNG supplies out of the Atlantic Basin.  The growth in competition for LNG from Asia makes the 400+ TCF of potential natural gas resource in the US Rocky Mountains a very important part of the future natural gas supply for North America and we are well positioned to grow in this area.  Taking into account the cost, access to market and resources potential, we believe that the Rocky Mountains natural gas play is one of the best resource plays, not only in North America, but in the world.”

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

 March 31, 2008

Dejour Files 2007 Annual Documents

Vancouver BC, March 31, 2008: Dejour Enterprises Ltd. announces that it has filed its 2007 annual disclosure documents with Canadian securities commissions.

Dejour’s 2007 Financial Review contains the Company's audited consolidated financial statements and notes for the year-ended December 31, 2007 and related management's discussion and analysis. The 2007 Annual Information Form (AIF) contains information about Dejour’s operations and disclosure and reports relating to reserves data and other oil and gas information according to National Instrument 51-101, Standards for Disclosure for Oil and Gas Activities.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com